First Majestic Silver Announces Friendly Acquisition of
Primero Mining and Restructured Stream
with Wheaton Precious Metals

January 12, 2018
All amounts are in U.S. dollars unless otherwise stated

VANCOUVER, BRITISH COLUMBIA AND TORONTO, ONTARIO - First Majestic Silver Corp. ("First Majestic") (TSX:FR) (NYSE:AG) (Frankfurt:FMV) and Primero Mining Corp. ("Primero") (TSX:P) are pleased to announce that they have entered into a definitive arrangement agreement (the "Arrangement Agreement") whereby First Majestic will acquire all of the issued and outstanding common shares of Primero (the "Arrangement"). Under the terms of the Arrangement Agreement, all of Primero’s issued and outstanding common shares will be exchanged for First Majestic common shares on the basis of 0.03325 of a First Majestic common share for each Primero common share (the "Exchange Ratio").

Concurrent with execution of the Arrangement Agreement, First Majestic has entered into agreements with Wheaton Precious Metals International Ltd., a wholly-owned subsidiary of Wheaton Precious Metals Corp. ("WPM") whereby, following closing of the Arrangement, the current silver streaming interest at Primero’s San Dimas silver-gold mine (“San Dimas”) held by WPM will be terminated and First Majestic and WPM will enter into a new stream arrangement based on 25% of the gold equivalent production at San Dimas (the "New Stream") with ongoing payments of $600 per gold equivalent ounce delivered under the agreement. As part of the transaction, WPM will receive 20,914,590 common shares of First Majestic having an aggregate value of $151 million.

The Exchange Ratio implies consideration of C$0.30 per Primero common share, based on the 20day volume weighted average price of the First Majestic common shares on the Toronto Stock Exchange (“TSX”) for the period ending January 10, 2018, representing a 200% premium to the weighted average price of Primero common shares on the TSX over the same period. The total transaction value is estimated at approximately $320 million, consisting of First Majestic equity to be issued to Primero shareholders and WPM described above and certain additional amounts payable in connection with the Arrangement, including repayment of all amounts owing under Primero's existing revolving credit facility, net of Primero cash on hand and the expected repayment of Primero's $75 million of outstanding convertible debentures and various transaction expenses.

Primero operates the 100%-owned San Dimas silver-gold mine in Durango, Mexico, a premier low-cost asset with more than 100 years of mine production history. Primero has identified more than 120 epithermal veins with exploration potential. Together with First Majestic's existing six operating silver mines in Mexico, the combined company is expected to be a premier leading Mexican silver producer with pro forma annualized attributable silver equivalent production of 27-30 million silver equivalent ounces. With a strong balance sheet and liquidity profile and a diversified portfolio of seven producing silver mines in Mexico, the combined company is expected to continue generating strong free cash flow and industry leading exposure to silver prices.

BENEFITS TO FIRST MAJESTIC SHAREHOLDERS

•	Establishes a cornerstone long-lived mine in Durango, Mexico, with well-established, low-cost operations complementary to First Majestic’s existing operations.

•	Builds on First Majestic's strengths in Mexico and underground mining expertise.

•	Accretive on all key metrics including NAV, cash flow, production, and resources to First Majestic shareholders, further diversifying production and free cash flow to First Majestic.

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The amendment to the existing WPM stream agreement provides for a number of value creation opportunities with alignment between silver and gold production and increased post-stream cash flow at San Dimas.

BENEFITS TO PRIMERO SHAREHOLDERS

•	Provides a comprehensive solution for Primero's capital structure and delivers a significant and immediate up-front premium to Primero shareholders.

•	Provides equity participation in a pro forma company with a strong balance sheet and diversified portfolio of seven operating mines with strong internal growth profile.

•	Superior financial strength and flexibility to support advancement of various development projects and silver production growth.

•	Enhances capital markets presence, increased analyst coverage and trading liquidity through equity participation in First Majestic.

•	Ability to leverage First Majestic's long-term good standing with the local unions, community and Mexico's tax authority.

Keith Neumeyer, CEO of First Majestic, said, "The acquisition of Primero is a highly compelling transformative transaction that further enhances First Majestic's operating platform, adding a very high quality, long-lived asset in San Dimas, all in First Majestic's backyard in Durango, Mexico. Most importantly, the New Stream and related amendments with WPM repositions the asset by maximizing silver exposure for our shareholders, while significantly increasing the free cash flow from San Dimas. We look forward to working with the operating team at San Dimas and with WPM. We also welcome WPM as a significant business partner and shareholder in First Majestic going forward."

Joseph Conway, Interim President and CEO of Primero, stated, "Over the last year Primero has conducted a formal strategic review process and evaluated numerous strategic alternatives to address our debt maturity obligations. We are pleased with the business combination with First Majestic as it provides our shareholders an attractive immediate premium as well as the opportunity to retain exposure to the high quality, long-lived San Dimas asset that they invested in, with a significantly reduced stream. This transaction also provides our shareholders with exposure to First Majestic’s enhanced capital markets presence, liquidity and balance sheet, as well as leveraging their local Mexican expertise and history of operations. I want to thank the San Dimas operating team for their dedication and wish them well in their future with First Majestic, we believe together they have the opportunity to generate significant value for our shareholders."

Randy Smallwood, President and CEO of WPM, said, "With the New Stream being linked to a combination of gold and silver production, we believe San Dimas will continue to deliver significant value to WPM for many years to come while also providing economic and social opportunities to the community of Tayoltita. First Majestic has a long history of operating in Mexico and an expertise in mining narrow vein underground deposits similar to San Dimas. Given their experience and renewed focus on mining the entire deposit, including the silver rich areas, we are excited to welcome First Majestic as a partner."

BOARD OF DIRECTORS' RECOMMENDATION

The Arrangement Agreement has been unanimously approved by the board of directors of each of First Majestic and Primero. The Primero board of directors recommends that Primero shareholders vote in favour of the Arrangement. Rothschild (Canada) Inc. has provided an opinion to the board of directors of Primero, stating, as of the date of the opinion and based upon and subject to the assumptions, limitations, and qualifications set forth therein, the Exchange Ratio to be received by the holders of Primero common shares pursuant to the Arrangement is fair, from a financial point of view, to such holders.

All executive officers and directors of Primero have entered into lockup agreements and have agreed to vote their Primero securities in favour of the Arrangement and, if applicable, the debentureholder resolution approving amendments to the debenture indenture (as discussed below).

TRANSACTION SUMMARY

Under the terms of the Arrangement Agreement, Primero shareholders will receive 0.03325 common shares of First Majestic for each Primero common share held as of the effective date of the Arrangement. Pursuant to the transaction, First Majestic will issue an aggregate of approximately 6,418,774 common shares to Primero shareholders. Upon completion of the Arrangement and the restructuring of the New Stream, WPM and current Primero shareholders will own approximately 11% and 3%, respectively, of the issued and outstanding common shares of First Majestic.

The Arrangement will be effected by way of a plan of arrangement under the Business Corporations Act (British Columbia). The Arrangement will require approval by 66 2/3 percent of the votes cast at a special meeting of Primero shareholders and any additional shareholder approvals which may be required under Multilateral Instrument 61-101 - Protection of Minority Security Holders in Special Transactions. In addition to shareholder and court approvals, the Arrangement is subject to applicable regulatory approvals (including Mexican anti-trust clearance) and the satisfaction of certain other closing conditions customary in transactions of this nature.

The Arrangement will also provide for the issuance by First Majestic of an aggregate of approximately 226,476 replacement stock options (the "Replacement Options") (assuming no exercise of existing Primero options) to Primero optionholders who do not exercise their Primero options prior to the effective time of the Arrangement, at exercise prices adjusted by the Exchange Ratio. Under the Arrangement all existing warrants of Primero will become exercisable to acquire First Majestic common shares at exercise prices adjusted by the Exchange Ratio. The Arrangement will also provide that upon the Arrangement becoming effective all existing deferred share units and phantom share units of Primero will be paid out in cash in an amount equal to C$0.30 per deferred share unit or phantom share unit.

Holders of Primero’s $75 million 2020 convertible debentures (the "Debentures") will be asked to approve an amendment to the terms of their governing indenture pursuant to which the maturity date of the Debentures will be accelerated to the next business day following the effective date of the Arrangement and the Debentures will then be paid in full in accordance with the terms of the indenture. The debentureholder amendment will require approval by debentureholders holding 2/3 of the outstanding principal amount of the Debentures at a special meeting of Primero debentureholders which will be held immediately after the Primero shareholder meeting. Approval by the debentureholders is not a condition to closing of the Arrangement. If the approval of the debentureholders is not obtained, then under the terms of the indenture, First Majestic will be required to assume the obligations of Primero under the indenture and will be required to offer to repurchase all of the Debentures following closing of the Arrangement.

The Arrangement Agreement includes customary provisions including non-solicitation of alternative transactions, right to match superior proposals and fiduciary-out provisions. In addition, Primero has agreed to pay a termination fee to First Majestic of $10 million upon the occurrence of certain events. First Majestic and Primero have each agreed to pay a C$2 million expense reimbursement fee to the other party as reimbursement for certain expenses upon termination of the Arrangement Agreement due to the occurrence of certain other events.

Over the last number of months, Primero and First Majestic have held high level discussions with Mexico’s tax authority, the Servicio de Administracion Tributaria ("SAT"), in an effort to find a favourable resolution to the SAT litigation and the tax situation related to San Dimas’s silver production for the years 2010 to 2014. First Majestic and Primero are continuing to advance discussions with SAT although there can be no certainty on the timing or outcome of such discussions.

SAN DIMAS STREAM RESTRUCTURING

In connection with the Arrangement, First Majestic and WPM have entered into agreements concurrent with execution of the Arrangement Agreement whereby, following closing of the Arrangement, the current silver streaming interest at San Dimas held by WPM will be terminated in exchange for entering into the New Stream and 20,914,590 common shares of First Majestic having an aggregate value of $151 million. Under the New Stream, WPM will be entitled to receive 25% of the gold production and 25% of the silver production converted to gold at a fixed exchange ratio of 70:1 at San Dimas in exchange for ongoing payments equal to the lesser of $600 subject to a 1% annual inflation adjustment and the prevailing market price for each gold ounce delivered under the agreement.

The New Stream will provide for a significant reduction in the amount of payable metal compared to the current stream which is expected to allow for greater free cash flow generation at San Dimas. By basing the New Stream on gold equivalent production at San Dimas, the New Stream is expected to maximize First Majestic's exposure to silver. First Majestic and WPM have agreed to fix the gold to silver ratio that will be used to calculate the gold equivalent production at 70:1, with provisions to adjust the gold to silver ratio if the average gold to silver ratio moves above or below 90:1 or 50:1, respectively, for a period of 6 months.

In exchange for agreeing to terminate the existing stream on San Dimas, First Majestic will issue 20,914,590 common shares of First Majestic to WPM with an aggregate value of $151 million based on the 20-day volume weighted average price of the First Majestic common shares on the TSX for the period ending January 10, 2018. The common shares to be issued to WPM will be subject to a 6 month hold period (subject to certain exceptions), with volume selling restrictions thereafter.

TRANSACTION FINANCING

The proposed repayment of the Debentures, amounts outstanding under Primero's existing revolving credit facility and other costs related to the closing of the Arrangement, totaling approximately $120 million will be funded with a combination of:

•	First Majestic's current cash on hand ($118 million as of December 31, 2017);

•	$150 million in new credit facilities committed by Scotiabank which will replace First Majestic's existing credit facility; plus

•	Cash on hand at Primero.

TIMING

Full details of the proposed transaction will be included in Primero's proxy statement and information circular, which is expected to be mailed to shareholders in mid to late February 2018. It is anticipated that the Primero shareholder and debentureholder meetings and closing of the proposed transactions will take place in mid to late March 2018.

In order to facilitate the closing of the Arrangement, WPM has agreed to extend the guarantee previously provided by WPM and certain of its subsidiaries under Primero’s existing revolving credit facility to April 30, 2018.

ADVISORS AND COUNSEL

TD Securities Inc. acted as exclusive financial advisor and McCullough O'Connor Irwin LLP and Dorsey and Whitney LLP acted as legal counsel to First Majestic.

Scotia Capital Inc. and Rothschild (Canada) Inc. acted as financial advisors to Primero. Stikeman Elliott LLP and Millbank, Tweed, Hadley and McCloy LLP acted as Primero's legal advisors.

CONFERENCE CALL
First Majestic will be holding a conference call and webcast on Friday, January 12, 2018 at 8 am PDT (11 am EDT).
To participate in the conference call, please dial the following:

Toll Free Canada & USA:	1-800-319-4610
Outside of Canada & USA:	1-604-638-5430
Toll Free Germany:	0800 180 1954
Toll Free UK:	0808 101 2791
Participants should dial in 10 minutes prior to the conference.
Click on WEBCAST on the First Majestic homepage as a simultaneous audio webcast of the conference call at www.firstmajestic.com.
The conference call will be recorded and you can listen to an archive of the conference by calling:

Toll Free Canada & USA:	1-800-319-6413
Outside of Canada & USA:	1-604-638-9010
Access Code:	1991 followed by the # sign
An archived webcast of the conference call will also be available at www.firstmajestic.com.
ABOUT FIRST MAJESTIC
First Majestic is a mining company focused on growing primary silver production in Mexico and is aggressively pursuing the development of its existing mineral property assets. First Majestic presently owns and operates six producing silver mines; the La Parrilla Silver Mine, the San Martin Silver Mine, the La Encantada Silver Mine, the La Guitarra Silver Mine, Del Toro Silver Mine and the Santa Elena Silver/Gold Mine. Production from these six mines is projected to be between 10.0 to 10.6 million ounces of pure silver or 15.7 to 16.6 million ounces of silver equivalents for 2017.

For further information, contact info@firstmajestic.com, visit our website at www.firstmajestic.com or Investor Relations at 1.866.529.2807.

ABOUT PRIMERO

Primero Mining Corp. is a Canadian-based precious metals producer that owns 100% of the San Dimas silver-gold mine in Mexico.

For further information, contact Investor Relations at 1.416.814.3160.

SPECIAL NOTE REGARDING FORWARD LOOKING STATEMENTS

This news release includes certain "Forward‐Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward‐looking information” under applicable Canadian securities laws. When used in this news release, the words "anticipate", "believe", "estimate", "expect", "target", "plan", "forecast", "may", “would”, “could”, "schedule" and similar words or expressions, identify forward‐looking statements or information. These forward‐looking statements or information relate to, among other things: closing of the Arrangement; termination of the current stream and adoption of the New Stream; anticipated benefits of the Arrangement to First Majestic, Primero and their respective shareholders; the timing and receipt of required shareholder, court, stock exchange and regulatory approvals for the Arrangement; the ability of First Majestic and Primero to satisfy the other conditions to, and to complete, the Arrangement; the timing and receipt of debentureholder approval, the anticipated timing of the mailing of Primero’s proxy statements and information circular regarding the Arrangement; the development of San Dimas; future mineral production; liquidity, enhanced value and capital markets profile of First Majestic; future growth potential for First Majestic, Primero and their respective businesses; estimates regarding future production and future profitability; estimates of production costs; and completion of financing.

In respect of the forward‐looking statements and forward-looking information concerning the anticipated completion of the proposed Arrangement and the anticipated timing for completion of the Arrangement, the parties have provided such statements in reliance on certain assumptions that they believe are reasonable at this time, including assumptions as to the time required to prepare and mail shareholder meeting materials, including the required information circular and proxy statement; the ability of the parties to receive, in a timely manner, the necessary shareholder, court, stock exchange and regulatory approvals; the timing and receipt of Debentureholder approval and the ability of the parties to satisfy, in a timely manner, the other conditions to the closing of the Arrangement. These dates may change for a number of reasons, including, but not limited to, unforeseen delays in preparing meeting materials; inability to secure necessary shareholder, court, stock exchange and regulatory approvals in the time assumed or the need for additional time to satisfy the other conditions to the completion of the Arrangement. Accordingly, readers should not place undue reliance on the forward‐looking statements and forward-looking information contained in this news release concerning these times and dates.

Forward‐looking statements and forward‐looking information relating to any future mineral production, liquidity, enhanced value and capital markets profile of First Majestic, future growth potential for First Majestic, Primero and their respective businesses, future mine development plans, estimates regarding the life of and recovery of minerals at San Dimas and estimates of production costs is based on management of the applicable parties’ reasonable assumptions, estimates, expectations, analyses and opinions, which are based on such management’s experience and perception of trends, current conditions and expected developments, and other factors that the applicable parties’ management believes are relevant and reasonable in the circumstances, but which may prove to be incorrect. Assumptions have been made regarding, among other things, the price of silver, gold and other metals; costs of development and production; termination of the current stream and adoption of the New Stream; estimated production rates for silver and other metals produced by the parties; the estimated costs of development of development projects; First Majestic and/or Primero’s ability to operate in a safe and effective manner and their ability to obtain financing on reasonable terms.

These statements reflect the parties’ respective current views with respect to future events and are necessarily based upon a number of other assumptions and estimates that, while considered reasonable by the respective parties, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward‐looking statements or forward-looking information and the parties have made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: satisfaction or waiver of all applicable conditions to closing of the Arrangement including, without limitation, receipt of all necessary shareholder, court, stock exchange and regulatory approvals or consents and lack of material changes with respect to First Majestic and Primero and their respective businesses, all as more particularly set forth in the Arrangement Agreement; the synergies expected from the Arrangement not being realized; business integration risks; fluctuations in general macro‐economic conditions; fluctuations in securities markets and the market price of First Majestic’s common shares; and the factors identified under the caption "Risk Factors" in First Majestic’s annual information form and under the caption "Risk Factors" in Primero’s annual information form. In addition, the failure of a party to comply with the terms of the Arrangement Agreement may result in that party being required to pay a fee to the other party, the result of which could have a material adverse effect on the paying party’s financial position and results of operations and its ability to fund growth prospects and current operations. Readers are cautioned against attributing undue certainty to forward‐looking statements or forward-looking information. Although the parties have attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. The parties do not intend, and do not assume any obligation, to update these forward‐looking statements or forward-looking information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.